UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

eHi Car Services Limited

(Name of Issuer)

Class A common shares, par value $0.001 per share

(Title of Class of Securities)

26853A 100

(CUSIP Number)**

Ctrip Investment Holding Ltd.

c/o 99 Fu Quan Road, Shanghai 200335

People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

Phone: +86 21 3406-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21 6193-8200

June 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26853A 100

1	Names of Reporting Persons Ctrip Investment Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of April 26, 2018, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 (the “Annual Report”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3 % of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100

1	Names of Reporting Persons C-Travel International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited. Due to the ownership relationship, C-Travel International Limited may also be deemed to have sole voting and dispositive power over the shares directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of April 26, 2018, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 (the “Annual Report”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

CUSIP No.	26853A 100

1	Names of Reporting Persons Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,468,193 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,468,193 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,468,193
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.8% of Class A common shares (or 13.9% of the total common shares) (2)
14	Type of Reporting Person (See Instructions) CO

(1)                                     Consists of 4,300,000 Class A common shares and 15,168,193 Class B common shares of the Issuer directly held by Ctrip Investment Holding Ltd., a Cayman Islands company wholly owned by C-Travel International Limited, which is a Cayman Islands company wholly owned by Ctrip.com International, Ltd. Due to the ownership relationship, Ctrip.com International, Ltd. may also be deemed to have sole voting and dispositive power over the shares over the shares directly held by Ctrip Investment Holding Ltd.

(2)                                     The beneficial ownership percentage of Class A common shares is calculated based on 74,279,018 Class A common shares outstanding as of April 26, 2018, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 (the “Annual Report”), plus 15,168,193 Class A common shares issuable upon conversion of the Class B common shares beneficially owned by the Reporting Persons (as defined below). The beneficial ownership percentage of the total common shares is calculated based on 74,279,018 Class A common shares and 65,638,557 Class B common shares outstanding as of April 26, 2018, as set forth in the Annual Report. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class A common shares and Class B common shares beneficially owned by the Reporting Persons represent approximately 21.3% of the aggregate voting power of the total issued and outstanding common shares of the Issuer.

Introductory Note

This statement on Schedule 13D (the “Statement”) constitutes Amendment No. 3 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 10, 2015, as amended by Amendment No. 1 filed on June 1, 2015 and Amendment No. 2 filed on April 9, 2018 (collectively, the “Original Filings”) by each of Ctrip Investment Holding Ltd., C-Travel International Limited and Ctrip.com International, Ltd. with respect to the Class A common shares, par value $0.001 per share of eHi Car Services Limited, a company incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filings.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Original Filings is hereby amended by adding the following at the end thereof:

The Reporting Persons anticipates that, at the price of US$15.50 per ADS, or US$7.75 per Share set forth in the Revised Proposal (as defined and further described in Item 4 below), approximately US$887.4 million will be required for the Transaction through cash contributions contemplated by the equity commitment to be made by the Filing Persons and other Consortium Members. This amount excludes the estimated transaction costs associated with the purchase of the Shares.

The information set forth in or incorporated by reference in Items 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.                                 Purpose of Transaction

Item 4 of the Original Filings is hereby amended by adding the following:

On June 29, 2018, the Consortium submitted a revised non-binding proposal (the “Revised Proposal”) to the Issuer’s board of directors. In the Revised Proposal, the Consortium revised the cash consideration for the Transaction to US$15.50 per ADS or US$7.75 per Share from the proposed consideration of US$14.50 per ADS or US$7.25 per Share contained in the Proposal.

The description of the Revised Proposal set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which has been filed as Exhibit 7.03 to this Amendment, and is incorporated herein by this reference.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit 7.01                              Joint Filing Agreement by and among the Reporting Persons, dated April 6, 2018 (incorporated by reference to Exhibit 7.01 to the Amendment No. 2 to the Schedule 13D, filed with the Commission by the Reporting Persons on April 9, 2018).

Exhibit 7.02                              Consortium Agreement by and between Ocean Imagination L.P. and Ctrip Investment Holding Ltd., dated April 6, 2018 (incorporated by reference to Exhibit 7.02 to the Amendment No. 2 to the Schedule 13D, filed with the Commission by the Reporting Persons on April 9, 2018).

Exhibit 7.03                              Revised Proposal from Ocean Link Partners Limited and Ctrip.com International, Ltd. dated June 29, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2018

Ctrip Investment Holding Ltd.

By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Director

C-Travel International Limited

By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
	Name:	Xiaofan Wang
	Title:	Chief Financial Officer